Filed by Cintas Corporation

(Commission File No.: 000-11399)

Pursuant to Rule 425 of the Securities Act of 1933

Deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934

Subject Company: UniFirst Corporation

(Commission File No.: 001-08504)

March 11, 2026

The following talking points and FAQs were provided to Cintas vice presidents and above on March 11:

Project Bruin – VP & Above Talking Points and FAQs with Direct Reports

Talking Points

•	As you know by now, Cintas has reached an agreement to acquire UniFirst. This is an exciting announcement, as this move will enhance our ability to serve customers and create even more opportunities for all of us.

•	By combining with UniFirst, we will be able to provide innovative products and outstanding service to approximately 1.5 million business customers across the United States and Canada.

•	We’ve long admired UniFirst’s business, and as you know, we have made a few attempts over the past several years to engage them about a possible transaction. Our most recent engagement led to discussions with the UniFirst board of directors, leadership team and the Croatti family, which ultimately led to tomorrow’s announcement.

•	For this deal to be successful—and for all of us to ultimately succeed – we need to think about ways to welcome UniFirst Team Partners into Cintas once this deal closes.

•	We are always looking for great people, as they are the most important resource in every business. To put it simply, we don’t have a bench of people at Cintas to serve an additional 300,000 customers that will come once this deal closes. In fact, you can look online today and see all the job requisitions we have posted just to run our current book of business.

•	Another way to think bigger about this acquisition is around the marketplace for the products and services that both Cintas and UniFirst provide. We operate in a highly competitive market, serviced by a broad range of diverse and well-resourced companies. Customers have a myriad of choices for all of the products and services we provide.

•	Partners, I am excited about this milestone for all of us and what it means for our company going forward.

At its core, our culture is such that we think about how decisions will impact our three main constituents: customers, partners and shareholders. Importantly, this transaction “checks all of the boxes” in terms of the benefits that it will bring for all three.

•	Now, integrating our two businesses will not be simple. Change is not simple. Until the transaction closes, which is expected to take place in the second half of the calendar year, nothing about the way we operate changes. It is business as usual, and we must remain focused on our customers and continue to provide the high-quality service they have come to expect.

•	Today’s news may prompt inquiries from third parties. If you receive questions from the media: please do not respond and forward them to Michelle Goret.

•	If applicable: If you receive questions from investors or financial analysts: please do not respond and forward them to Jared Mattingley.

•	Thank you all for your hard work and dedication to Cintas.

FAQs

1)	What is the strategic rationale for the acquisition?

•	This is about serving customers even better than we do today across three areas:

o	We are enhancing our capabilities in a large, growing and competitive market. We know that customers have strong buying motivations across image, safety, cleanliness, and compliance. By combining our complementary businesses, we will provide a more comprehensive service offering and value proposition for our customers.

o	We are creating a more robust and efficient option for customers and workers. By optimizing our garment and facility solutions and investing in our last-mile fleets, we’re providing a stronger, more reliable sourcing option that delivers real value to the customers we serve.

o	We will be able to optimize the technological advancements we have both made to accelerate the benefits of our infrastructure and route networks for the businesses and workers who rely on us every day.

•	From a financial perspective, we expect to benefit from the expanded access to UniFirst’s talented workforce while also realizing approximately $375 million of operating cost synergies, including material cost, production expense, service expense, G&A expense, and selling expense, within four years. The transaction is expected to be accretive to Cintas’ earnings per share within the second full year after close.

2)	How does this transaction align with Cintas' long-term growth strategy?

•	The acquisition supports Cintas’ vision to deliver innovative solutions, expand and better serve its customer base, and drive operational excellence.

3)	Does this mean a lot of job losses at UniFirst?

•	Like our partners at Cintas, UniFirst’s Team Partners will remain a vital part of the company following the transaction close, and we look forward to welcoming them to Cintas.

4)	Who will lead the combined company?

•	The full Cintas leadership team is expected to remain in place and will continue to ensure operations continue routinely.

5)	What will happen to UniFirst’s leadership team?

•	We’re not going to speculate on those kinds of details at this point.

•	Our focus is on completing the transaction. We will have more to say as we get to closing, until which time we expect they will remain focused on delivering value for their customers and ensuring continuity in operations.

6)	What kinds of customers does UniFirst serve? What services do they offer? How is this deal additive to Cintas’ current offering?

•	UniFirst supports customers across the country with the supply and servicing of uniform programs, facility service products, as well as first aid and safety supplies and services.

•	A combination of Cintas and UniFirst has strong strategic and industrial logic. Together, we will be better positioned to meet the challenges posed by continued and increasing competition from well-resourced companies that have been increasing their garment and facility solutions and investing in last mile fleets, as well as competition from other uniform procurement options, including direct purchase, direct managed programs, and hybrid approaches.

7)	What is the expected timing for the acquisition to close, and what approvals are required?

•	The transaction is expected to close in the second half of 2026, subject to customary closing conditions, approval by UniFirst’s shareholders, and the receipt of regulatory approvals.

•	Entities affiliated with the Croatti family, which control approximately two thirds of the voting power of UniFirst, have signed an agreement under which they will vote their shares in favor of the transaction.

8)	What will happen until the deal closes?

•	Cintas and UniFirst will continue to operate separately and independently until the transaction is complete, and it is business as usual at both companies.

9)	Will anyone from UniFirst join the Cintas Board of Directors in connection with the transaction?

•	No.

10)	How will the acquisition impact/benefit partners?

•	Cintas partners and our new Team Partners from UniFirst will benefit from expanded opportunities for growth and development, access to greater resources, and participation in a more competitive organization.

11)	How will Cintas ensure a smooth integration of UniFirst?

•	On day one post-close, UniFirst Team Partners will become Cintas partners.

•	A dedicated integration team will oversee the integration planning process, focusing on clear communication, aligning cultures, and leveraging best practices from both organizations.

•	Over time, UniFirst will be fully integrated into Cintas, using our proven integration playbook.

•	Post close, Cintas fully intends to welcome Team Partners from UniFirst and ensure opportunities to develop and prosper within Cintas.

12)	What does this mean for partner compensation and benefits?

•	This is just the first step in the process. Until the transaction closes, Cintas and UniFirst will operate as separate and independent companies.

•	Nothing changes for Cintas partners.

•	For UniFirst Team Partners, we will honor their UniFirst start date for purposes of paid time off, 401K and other benefits.

13)	What steps are being taken to preserve UniFirst’s legacy and culture?

•	Both companies are committed to honoring UniFirst’s legacy, ensuring that the culture of service excellence is maintained and strengthened.

14)	What should partners tell customers?

•	We should assure customers that our focus remains on providing the great service they are accustomed to.

•	It is also important to convey that Cintas and UniFirst will both operate in business as usual formats and remain as independent companies until closing.

15)	What should employees do if contacted by the media or another third party?

•	If you receive questions from the media: please do not respond and forward them to Michelle Goret at michelle.goret@cintas.com.

•	If you receive questions from investors or financial analysts: please do not respond and forward them to Jared Mattingley at mattingleyj@cintas.com.

16)	How will the acquisition benefit customers?

•	Customers will benefit from a broader range of innovative products and services, enhanced service quality, and greater operational efficiency.

•	With enhanced sourcing optionality, the combined company will be positioned to deliver value for customers and workers.

•	Further, the transaction will accelerate investments in technology-supported operational excellence and create opportunities to optimize shared infrastructure and route networks for the benefit of customers.

17)	How will existing contracts be handled? Will there be any changes to the agreements and pricing they have in place?

•	This is just the first step in the process. Cintas and UniFirst will operate separately and independently until closing and existing contracts remain in place, so you should continue to work with your usual contact(s).

•	We will have more to say about the benefits of the transaction for customers as we complete the deal.

18)	How will the acquisition expand service offerings?

The combined company will utilize expanded and complementary resources and capabilities to deliver a more comprehensive suite of solutions to customers

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended (the “Securities Act of 1933”), which involve risks and uncertainties. Any statements about Cintas’, UniFirst’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events and any other statements to the extent they are not statements of historical fact are forward-looking statements. Words, phrases or expressions such as “estimates,” “confident,” “continue,” “hope,” “likely,” “might,” “possible,” “potential,” “trend,” “anticipates,” “predicts,” “projects,” “plans,” “expects,” “intends,” “targets,” “forecasts,” “believes,” “seeks,” “could,” “should,” “may,” “will,” “strategy,” “objective,” and similar words, phrases or expressions or the negative versions thereof are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are based on information available and assumptions made at the time the statements are made. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements about the benefits of the transaction between Cintas and UniFirst (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

The following Transaction-related factors, among others, could cause actual results to differ materially from those expressed in or implied by forward-looking statements: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Cintas and UniFirst; the outcome of any legal proceedings that may be instituted against Cintas or UniFirst; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that seeking or obtaining such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Cintas and UniFirst operate; any failure to promptly and effectively integrate the businesses of Cintas and UniFirst; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Cintas’ or UniFirst’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the Transaction; the dilution caused by Cintas’ issuance of additional shares of its capital stock in connection with the Transaction; changes in the trading price of Cintas’ or UniFirst’s capital stock; and the diversion of management’s attention and time to the Transaction from ongoing business operations and opportunities.

Additional important factors relating to Cintas that could cause actual results to differ from those in forward-looking statements include, but are not limited to, the possibility of greater than anticipated operating costs including energy and fuel costs; lower sales volumes; loss of customers due to outsourcing trends; the performance and costs of integration of acquisitions; supply chain constraints and macroeconomic conditions, including inflationary pressures and higher interest rates; changes in global trade policies, tariffs, and other measures that could restrict international trade; fluctuations in costs of materials and labor, including increased medical costs; costs and possible effects of union organizing activities; failure to comply with government regulations concerning employment discrimination, employee pay and benefits and employee health and safety; the effect on operations of exchange rate fluctuations, and other political, economic and regulatory risks; uncertainties regarding any existing or newly-discovered expenses and liabilities related to environmental compliance and remediation; Cintas’ ability to meet its aspirations relating to sustainability opportunities, improvements and efficiencies; the cost, results and ongoing assessment of internal controls over financial reporting; the effect of new accounting pronouncements; risks associated with cybersecurity threats, including disruptions caused by the inaccessibility of computer systems data and cybersecurity risk management; the initiation or outcome of litigation, investigations or other proceedings; higher assumed sourcing or distribution costs of products; the disruption of operations from catastrophic or extraordinary events including global health pandemics; the amount and timing of repurchases of Cintas’ common stock, if any; changes in global tax and labor laws; the reactions of competitors in terms of price and service; and the other risks and contingencies detailed in Cintas’ most recent Annual Report on Form 10-K and its other filings with the Securities and Exchange Commission (the “SEC”).

Additional important factors relating to UniFirst that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, uncertainties caused by an economic recession or other adverse economic conditions, including, without limitation, as a result of elevated inflation or interest rates or extraordinary events or circumstances such as geopolitical conflicts like the conflict between Russia and Ukraine and disruption in the Middle East, and their impact on UniFirst’s customers’ businesses and workforce levels; disruptions of UniFirst’s business and operations, including limitations on, or closures of, UniFirst’s facilities, or the business and operations of UniFirst’s customers or suppliers in connection with extraordinary events or circumstances; uncertainties regarding UniFirst’s ability to consummate acquisitions and successfully integrate acquired businesses, and the performance of such businesses; uncertainties regarding any existing or newly-discovered expenses and liabilities related to environmental compliance and remediation; any adverse outcome of pending or future contingencies or claims; UniFirst’s ability to compete successfully without any significant degradation in UniFirst’s margin rates, seasonal and quarterly fluctuations in business levels; UniFirst’s ability to preserve positive labor relationships and avoid becoming the target of corporate labor unionization campaigns that could disrupt UniFirst’s business; the effect of currency fluctuations on UniFirst’s results of operations and financial condition; UniFirst’s dependence on third parties to supply UniFirst with raw materials, which such supply could be severely disrupted as a result of extraordinary events or circumstances such as the conflict between Russia and Ukraine; any loss of key management or other personnel; increased costs as a result of any changes in federal, state, international or other laws, rules and regulations or governmental interpretation of such laws, rules and regulations; uncertainties regarding, or adverse impacts from continued high price levels of natural gas, electricity, fuel and labor or increases in such costs; the negative effect on UniFirst’s business from sharply depressed oil and natural gas prices; the continuing increase in domestic healthcare costs, increased workers’ compensation claim costs, increased healthcare claim costs; UniFirst’s ability to retain and grow its customer base, demand and prices for UniFirst’s products and services; fluctuations in UniFirst’s nuclear business; political or other instability; supply chain disruption or infection among UniFirst’s employees in Mexico and Nicaragua where UniFirst’s principal garment manufacturing plants are located; UniFirst’s ability to properly and efficiently design, construct, implement and operate a new enterprise resource planning (“ERP”) computer system; interruptions or failures of UniFirst’s information technology systems, including as a result of cyber-attacks; additional professional and internal costs necessary for compliance with any changes in or additional SEC, NYSE and accounting or other rules; strikes and unemployment levels; UniFirst’s efforts to evaluate and potentially reduce internal costs; the impact of U.S. and foreign trade policies and tariffs or other impositions on imported goods on UniFirst’s business, results of operations and financial condition; UniFirst’s ability to successfully implement its business strategies and processes, including UniFirst’s capital allocation strategies; UniFirst’s ability to successfully remediate the material weakness in internal control over financial reporting disclosed in UniFirst’s Annual Report on Form 10-K for the fiscal year ended August 30, 2025, filed with the SEC on October 29, 2025, in an appropriate and timely matter or at all; and the other risks and contingencies detailed in UniFirst’s most recent Annual Report on Form 10-K and its other filings with the SEC.

These factors are not necessarily all of the factors that could cause Cintas’, UniFirst’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any forward-looking statements. Other unknown or unpredictable factors also could harm Cintas’, UniFirst’s or the combined company’s results.

All forward-looking statements attributable to Cintas, UniFirst, or the combined company, or persons acting on Cintas’ or UniFirst’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and Cintas and UniFirst do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Cintas or UniFirst updates one or more forward-looking statements, no inference should be drawn that Cintas or UniFirst will make additional updates with respect to those or other forward-looking statements. Further information regarding Cintas, UniFirst and factors that could affect the forward-looking statements contained herein can be found in Cintas’ Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in UniFirst’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC.

No Offer or Solicitation

This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important Information and Where to Find It

In connection with the Transaction, Cintas will file relevant materials with the SEC, including a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of Cintas common stock to be issued in connection with the Transaction. The Registration Statement will include a proxy statement of UniFirst that also constitutes a prospectus of Cintas. The definitive proxy statement/prospectus will be sent to the shareholders of UniFirst.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING CINTAS, UniFirst, the transaction and related matters.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Cintas or UniFirst through the website maintained by the SEC at http://www.sec.gov or from Cintas at its website, https://www.cintas.com, or from UniFirst at its website, https://www.unifirst.com (information included on or accessible through either of Cintas’ or UniFirst’s website is not incorporated by reference into this communication).

Participants in the Solicitation

Cintas, UniFirst, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the Transaction under the rules of the SEC. Information about the directors and executive officers of Cintas and their compensation and ownership of Cintas common stock is set forth under the headings “Election of Directors”, “Board’s Roles and Responsibilities”, “Board Committees and Meetings”, “Nonemployee Director Compensation”, “Director Compensation Table”, “Compensation Committee Report”, “Executive Compensation”, “Compensation Discussion and Analysis”, “Summary Compensation Table”, “Grants of Plan-Based Awards Table”, “Outstanding Equity Awards Table”, “Option Exercises and Stock Vested Table”, “Nonqualified Deferred Compensation”, “Potential Payments upon Termination, Retirement or Change in Control”, “CEO Pay Ratio”, “Pay Versus Performance”, “Approval, on an Advisory Basis, of Named Executive Officer Compensation”, “Principal Shareholders”, “Security Ownership of Director Nominees and Named Executive Officers” and “Related Party Transactions,” respectively, in the proxy statement for Cintas’ 2025 Annual Meeting of Shareholders, filed with the SEC on September 16, 2025; under the heading “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Cintas’ Annual Report on Form 10-K for the fiscal year ended May 31, 2025, filed with the SEC on July 28, 2025; in the supplemental information regarding the participants’ holdings of the Cintas’ securities can be found in SEC filings on Statements of Change in Ownership on Form 4 filed with the SEC on October 31, 2025 (available here), December 17, 2025 (available here, here and here), December 30, 2025 (available here), January 22, 2026 (available here) and January 30, 2026 (available here) for Robert E. Coletti; on October 31, 2025 for Joseph Scaminace (available here); on October 31, 2025 (available here), December 17, 2025 (available here and here) and January 22, 2026 (available here) for Karen L. Carnahan; on October 31, 2025 (available here), December 17, 2025 (available here and here) and January 22, 2026 (available here) for Melanie W. Barstad; on October 31, 2025 for Martin Mucci (available here); on October 31, 2025 for Beverly K. Carmichael (available here); on October 31, 2025 (available here) and December 17, 2025 (available here, here, here, here and here) for Ronald W. Tysoe; and on December 30, 2025 (available here) and January 30, 2026 (available here) for Scott D. Farmer. Information about the interests of the directors and executive officers of UniFirst and other persons who may be deemed to be participants in the solicitation of proxies in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Information about the directors and executive officers of UniFirst and their compensation and ownership of UniFirst common stock is set forth under the  headings “Executive Compensation,” “Director Compensation – Fiscal 2025” and “Security Ownership of Management, Directors, Director Nominees and Principal

Shareholders,” respectively, in UniFirst’s definitive proxy statement for its 2026 Annual Meeting of Shareholders, filed with the SEC on November 24, 2025 under the heading “Security Ownership of Certain Beneficial Owners and management and Related Stockholder Matters” in UniFirst’s Annual Report on Form 10-K for the fiscal year ended August 30, 2025, filed with the SEC on October 29, 2025; in UniFirst’s Current Report on Form 8-K filed with the SEC on December 29, 2025; in the supplemental information regarding the participants’ holdings of the UniFirst’s securities can be found in SEC filings on Statements of Change in Ownership on Form 4 filed with the SEC on December 18, 2025 for Sergio A. Pupkin (available here); December 18, 2025 for Kelly C. Rooney (available here); December 18, 2025 for Steven S. Sintros (available here); December 18, 2025 for Cynthia Croatti (available here); December 18, 2025 for Matthew Croatti (available here); December 18, 2025 for Cecilia K. McKenney (available here); December 18, 2025 for Michael Iandoli (available here); December 18, 2025 for Joseph M. Nowicki (available here); December 18, 2025 and February 18, 2026 for David Martin Katz (available here and here, respectively); December 18, 2025 for Shane O’Connor (available here); December 18, 2025 and February 10, 2026 for William Masters Ross (available here and here, respectively); January 7, 2026 for David A. DiFillippo (available here); and in other documents filed by UniFirst with the SEC. Free copies of the documents referenced in this paragraph may be obtained as described above under the heading “Important Information and Where to Find It.”